

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2021

Jacky Wu
Chief Financial Officer
DigitalBridge Group, Inc.
750 Park of Commerce Drive , Suite 210
Boca Raton , Florida 33487

> **Re: DigitalBridge Group, Inc.**
> **Form 10-K for the year ended December 31, 2020**
> **Filed March 1, 2021**
> **File No. 001-37980**

Dear Mr. Wu:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2020

Management's Annual Report on Internal Control over Financial Reporting, page 94

1. We note that management evaluated the effectiveness of your internal control over financial reporting using the criteria set forth in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Please tell us and revise future filings to disclose whether you applied the 1992 or 2013 COSO framework in your assessment. Reference is made to Item 308(a)(2) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Jacky Wu
DigitalBridge Group, Inc.
June 30, 2021
Page 2

You may contact William Demarest, Staff Accountant at 202-551-3432 or Isaac Esquivel, Staff Accountant at 202-551-3395 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction